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Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

September 30, 2011

VIA EDGAR AND E-MAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

  Re:
  Groupon, Inc.
  File No. 333-174661

Dear Mr. Spirgel:

        Pursuant to the Staff's request, please find attached as Exhibit A a copy of the form Groupon Merchant Agreement provided on August 19, 2011 by Steven J. Gavin of Winston & Strawn LLP on behalf of Groupon, Inc. to Neil J. Laverty of the Securities and Exchange Commission's Office of the Chief Accountant.

*    *    *

        If you have any questions, please call me at (312) 558-5979.

Respectfully submitted,
/s/ STEVEN J. GAVIN
Steven J. Gavin
Enclosure
cc:	Andrew D. Mason David R. Schellhase Matthew F. Bergmann

2

 Exhibit A

Groupon, Inc.

Groupon Merchant Agreement

Date of Agreement: «Today»

Merchant Name (herein referred to as "Merchant"): «ACCOUNT_NAME»

This "Merchant Agreement" or "Agreement", effective as of the above date ("Effective Date"), is entered into by and between Groupon, Inc., a Delaware corporation with principal offices at 600 West Chicago Ave., Suite 620, Chicago, IL 60610 and «ACCOUNT_NAME» ("Merchant"). The parties shall be referred to collectively as the "Parties."

Merchant wishes to offer its products or services for sale through vouchers (the "Voucher(s)") which can be redeemed for Merchant's goods and/or services at a discount, which are offered to the public for purchase at www.groupon.com (the "Website") and are activated ("Activated") only upon reaching an agreed upon volume of purchasers ("Volume Threshold") and an agreed upon discount; and Groupon wishes to sell Merchant's Voucher to the purchasers at the Website, the Merchant being the seller of the goods and the services, and Groupon being the seller of the intangible rights contained in the Merchant's Voucher. Therefore, in consideration of the mutual covenants of the Parties and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the Parties agree as follows:

Definitions:

        "Merchant Offering" means «OPPORTUNITY_NAME».

        "Unit Price" means «OPPORTUNITY_UNIT_SELL_PRICE».

        "Volume Threshold" means «OPPORTUNITY_MIN_UNITS» units.

        "Maximum Number of Vouchers" means «OPPORTUNITY_MAX_UNITS» units.

        "Voucher Expiration Date" means «TableList:expire2:QUESTION_ANSWER:»

        "Remittance Amount" means «OPPORTUNITY_UNIT_BUY_PRICE» for each unit collected by Groupon for each Voucher minus a «OPPORTUNITY_CC_FEE»% credit card fee from the total.

        "Total Remittance Amount" means the aggregate total Remittance Amounts collected by Groupon for all Vouchers.

        "Special Instructions" means «OPPORTUNITY_CONDITIONS»

Signature:	{ {_es_signer1_signature	}}
Date:	{ {_es_signer1_date	}}

Make Checks Payable to:	{ {*payable_es_signer1	}}
Tax Identification Number:	{ {*taxid_es_signer1	}}
Where should we send the check?
Street Address:	{ {*address_es_signer1	}}
City: {{*city_es_signer1}} State: {{*state_es_signer1}} Zip: {{*zip_es_signer1}}

1. Voucher Program.

1.1. Voucher Information

Groupon shall promote the Voucher per Section 1.2. Merchant is the seller of the goods and services described in Voucher. The Voucher itself will be sent to the purchaser electronically. The purchaser will then redeem the Voucher from the Merchant.

a.    Merchant is making the Merchant Offering available pursuant to the Vouchers.

b.    Merchant's obligations under this Merchant Agreement (and with respect to any Voucher) are contingent upon selling the Volume Threshold by the Volume Threshold Deadline.

c.    Delivery of deals: Groupon may offer the Merchant's Voucher up to the maximum quantity listed above in a variety of formats: through its feature deal-of the day, through its various side deals, through its marketplace, or through its affiliate network. All of these formats may be offered to part or all of Groupon's subscriber base, or the communities associated with Groupon's affiliates. Merchant will be notified prior to any new delivery of deal for final approval.

d.    Each Voucher will be subject to no restrictions other than as provided herein. Each Voucher will expire on the Voucher Expiration Date. However, after the Voucher Expiration Date, Merchant shall, for the amount of time required by applicable law: (1) continue to allow unredeemed Vouchers to be redeemed for the product or service specified on the Voucher or (2) allow the Voucher to be redeemed to purchase goods or services from Merchant for up to the amount the purchaser paid for the Voucher. Merchant is aware and acknowledges that the law may require Merchant to redeem Vouchers beyond their stated expiration dates, and Merchant agrees to do so (to the extent applicable law requires).

e.    Partial redemptions: If a customer redeems a Voucher for less than its face value, the Merchant will be responsible for issuing a credit or cash equal to the difference between the face value and the amount redeemed if required by law.

f.    Merchant agrees that in providing the goods/services that are the subject of the Voucher, it will not impose any extra or additional fees or charges that contradict the terms set forth on the face of the Voucher.

g.    Merchant will comply with the Special Instructions (if any).

1.2 Voucher Sale. Merchant authorizes Groupon to offer, sell and distribute Vouchers, in accordance with this Agreement and subject to the"Terms of Sale" located at http://www.groupon.com/terms and the restrictions set forth in this Agreement. Merchant acknowledges that Groupon may terminate the publication or promotion of the Voucher at any time. Groupon reserves the right to increase the Volume Threshold at its sole discretion.

1.3 Voucher Publication and Delivery. Vouchers shall be published on the Website in accordance with Section 1.1. Groupon will offer the Vouchers for sale on dates in its discretion. If there is a Maximum Number of Vouchers designated, Groupon will use reasonable efforts to cease publishing the Voucher once it has received offers to buy that number of Vouchers equal to the Maximum Number of Vouchers.. The last date on which Groupon publishes the Voucher for sale to its users shall be considered the "Run Date". The Voucher shall be activated, which means capable of being used for purchases with the Merchant in accordance with the terms of the Voucher, only when the Volume Threshold of purchasers has been met. At the time that the Volume Threshold has been met; Groupon will electronically deliver the Voucher to the purchaser. Once a Voucher is Activated and delivered to the purchaser, Merchant shall be solely responsible for all customer service in connection with the Voucher and for supplying all goods and services specified in the Voucher. Groupon further reserves the continuing right, but shall not be obligated, to reject, revise, or discontinue publishing any Voucher and to require Merchant to edit or modify the same for any reason, including, without limitation, to conform the Voucher to Groupon specifications or applicable Laws.

1.4 Payment. Groupon shall remit payment to Merchant according to the schedule and terms set forth in this Section 1.4. Groupon will pay Merchant the Remittance Amount for each Voucher properly activated for which a purchaser has fully paid Groupon. Merchant is registered for sales and use tax collection purposes, and shall be responsible for paying all sales and use taxes related to the goods and services described in the offer. Groupon shall forward one-third of the then-collected Remittance Amount Total to Merchant within five (5) business days after the Run Date, one-third of the then-collected Remittance Amount Total within thirty (30) business days after the Run Date, and one-third of the then-collected Remittance Amount Total within sixty (60) business days after the Run Date. Amounts retained by Groupon are compensation to Groupon for the service of advertising and selling the Vouchers for Merchant.

1.5 Deposit Merchant acknowledges that by virtue of this Agreement they are going to receive funds that have been remitted to Groupon by its end customers which effectively amount to prepaid customer deposits that Merchant will be holding onto until such time as the goods and/or services are delivered. Merchant shall insure that at all times these funds remain available to be returned to Groupon and/or its customer if Merchant is either unable or unwilling to perform its obligations under this Agreement. The obligation to keep these funds in tact applies to both the Merchant and the authorized agents or executors of this Agreement. Groupon shall have uncontested title and ownership on all amounts that have been paid by Groupon to Merchant until such time as the Merchant fulfills its obligations under the terms of this Agreement and delivers the end goods or services as defined herein. Furthermore, the Merchant acknowledges that in the event of a bankruptcy proceeding or other liquidation, any funds which are being held by Merchant for good or services not delivered shall be immediately returned to Groupon, and no third party shall have any right or claim to these funds which are being held by Merchant but which solely belong to Groupon and its end customers. Should the amount of the Deposit exceed $50,000 in the aggregate, Groupon reserves the right to review Merchant's credit history prior to advancing funds.

1.6 License. Merchant grants to Groupon a non-exclusive worldwide license and right to use, reproduce, license, display, distribute and transmit the Merchant's name, logo and any trademarks ("Merchant Marks") and any photographs, graphics, artwork, text and other content provided or specified by Merchant ("Content") in connection with the marketing, promotion, sale or distribution of Vouchers, in any and all media or formats in which such Vouchers are marketed, promoted, transmitted, sold, or distributed, including but not limited to, on the Groupon Website.

2. Term and Termination. This Agreement shall continue in effect for the longer of one (1) year following the Effective Date or the last date when a customer of Groupon redeems a Voucher offered by Merchant through Groupon. Groupon may terminate this Agreement at any time for any reason by giving the Merchant written notice of such termination. The expiration of the Term shall not in any way affect the purchaser's usage of the Voucher, or Merchant's obligation for redemption of the Voucher. Upon execution of the Agreement, Merchant agrees that Merchant will not promote an online offer with respect to the products or services described in this Agreement of similar or greater value for a period up to 90 days from the Effective Date, plus a minimum of 90 days following the Merchant's date of feature on the Groupon Website. Sections 3, 4, 5, 6 and any claims for payments due Groupon, including but not limited to section 1.5 hereunder shall survive any expiration or termination of this Agreement.

3. Merchant Representations and Warranties, and Indemnification.

3.1 Merchant represents and warrants throughout the Term that: (a) Merchant has the right, power and authority to enter into this Agreement; (b) Merchant is registered for sales and use tax collection purposes in all states in which Merchant's goods and services will be provided pursuant to the terms and presentation of the Voucher; (c) the Voucher, upon being Activated and delivered by Groupon shall be available immediately for redemption by the purchaser; (d) the terms and conditions of the Voucher, including any discounts or goods and services offered thereunder, comply with all, and do not and will not violate any, local, state or federal law, statute, rule, regulation, or order ("Laws"), including but not limited to, any law and/or regulation governing the use, sale, and/or distribution of alcohol, any Laws governing vouchers, gift cards, coupons, and/or gift certificates; (e) Merchant owns all right, title and interest in the Marks and Content and has the right to grant the licenses in the

Marks and Content stated in this Agreement; (f) the Vouchers and any advertising or promotion of Merchant's products and services relating thereto will not constitute false, deceptive or unfair advertising or disparagement under any applicable Laws; and (g) the Marks and the Content do not and will not violate any copyright, trademark, or other intellectual property right or right of privacy or publicity of any third party or any Laws.

3.2 Merchant agrees to defend, indemnify and hold Groupon, its affiliated and related entities, and any of their officers, directors, agents and employees, harmless from and against any claims, lawsuits, investigations, penalties, damages, losses or expenses (including but not limited to attorney's fees and costs) arising out of or relating to any of the following: (a) any breach or alleged breach by Merchant of this Agreement or the representations and warranties stated in Section 3.1; (b) any claim for state sales or use tax obligations ("Taxes") arising from the sale and subsequent redemption of a Voucher; (c) any claim by any local, state or federal governmental entity for unredeemed Vouchers or unredeemed cash values of Vouchers or any other amounts under any applicable abandoned or unclaimed property or escheat law, including but not limited to any claims for penalties and interest ("Abandoned Property Claims"); (d) any claim arising out of a violation of law and/or regulation governing the use, sale, and/or distribution of alcohol; or (e) any claim arising out of or relating to the products and services provided by Merchant, including but not limited to, any claims for false advertising, product defects, personal injury, death, or property damages. Without limiting the foregoing, Merchant shall pay any monies owed to any party, as well as all attorney's fees, related to any action against, or determinations against, Groupon related to any action to pursue Groupon for Taxes or Abandoned Property Claims.

4. Compliance with Gift Card, Gift Certificate and Abandoned Property Laws. Merchant further agrees to comply with the Voucher terms and conditions as set forth on the Website, and to ensure that the Vouchers comply with any and all Laws that govern vouchers, gift cards, coupons, and/or gift certificates, including but not limited to, the Credit Card Act of 2009 and any state or local Laws governing the imposition of expiration dates, service charges, dormancy fees or other terms and conditions of the Voucher. Merchant shall allow the purchaser to redeem the Groupon with Merchant for the amount paid by purchaser for the Voucher (i.e. the cash or redemption value of the Voucher) for the applicable term specified under applicable state or federal Laws and shall allow the cash redemption of the Vouchers as required by applicable state or federal Laws. To the extent required by applicable escheat or abandoned or unclaimed property Laws, Merchant shall be solely responsible for and agrees to report and pay over to the applicable local, state or federal governmental agency any unredeemed cash value of any Voucher issued under this Agreement. Merchant is responsible for keeping track of the cash amount paid by the purchaser for the Voucher and any unredeemed balance of that cash amount to ensure compliance with this section 4. Furthermore, Merchant agrees that so long as an appointment is made for the redemption of a voucher before the expiration date, the voucher will be fully honored without restriction even though the services may be fulfilled after the redemption date.

5. Confidentiality and Intellectual Property Rights.

5.1 The terms of this Agreement are confidential, and Merchant agrees to not disclose the terms described herein to any party (other than its employees, parent companies, and shareholders on a need-to-know basis only after each has taken the necessary precautions of the kind generally taken with confidential information to preserve the confidentiality of the information made available to such individuals). The terms contained herein are confidential between Groupon and Merchant and not known to the general public outside of this Agreement, thus any breach of this confidentiality provision by Merchant shall be considered a material breach of this Agreement and will result in irreparable and continuing damage to Groupon for which there will be no adequate remedy at law; and in the event of such breach, Groupon will be entitled to injunctive relief and/or a decree for specific performance, and such other and further relief as may be proper (including monetary damages if appropriate).

5.2 Merchant agrees and acknowledges that Groupon owns all right, title, and interest in the Groupon Website, Groupon trademarks, and any software, technology or tools used by Groupon to promote,

market, sell, generate, or distribute the Vouchers (collectively the "Groupon IP"). Merchant shall not rent, lease, sublicense, distribute, transfer, copy, reproduce, download, display, modify or timeshare the Groupon IP or any portion thereof, or use such Groupon IP as a component of or a base for products or services prepared for commercial sale, sublicense, lease, access or distribution. Merchant shall not prepare any derivative work based on the Groupon IP. Merchant shall not translate, reverse engineer, decompile or disassemble the Groupon IP.

6. Limitation of Liability. EXCEPT FOR INDEMNIFICATION OBLIGATIONS HEREUNDER, IN NO EVENT SHALL EITHER PARTY BE LIABLE OR OBLIGATED TO THE OTHER PARTY OR ANY THIRD PARTY IN ANY MANNER FOR ANY SPECIAL, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL, PUNITIVE, OR INDIRECT DAMAGES OF ANY KIND REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, NEGLIGENCE, STRICT PRODUCT LIABILITY, OR OTHERWISE, EVEN IF INFORMED OF THE POSSIBILITY OF ANY SUCH DAMAGES IN ADVANCE, GROUPON'S SOLE AND COMPLETE LIABILITY TO MERCHANT FOR ANY CLAIMS ARISING OUT OF RELATING TO THIS AGREEMENT OR ANY ERRORS, OMISSIONS OR MISPLACEMENTS OF THE VOUCHERS SHALL BE LIMITED TO THE AMOUNT OF OPPORTUNITY FEES PAID HEREUNDER. THIS LIMITATION OF LIABILITY SHALL APPLY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND NOTWITHSTANDING THE FAILURE OF ANY LIMITED REMEDY.

Any claim arising out of or relating to any error or omission in a Voucher must be made within one (1) year of first publication of the Voucher. Otherwise, the claim shall be deemed waived by Merchant.

7. Other. The Parties are independent contractors. Nothing in this Agreement shall be construed to create a joint venture, partnership, franchise, or an agency relationship between the Parties. Neither Party has the authority, without the other Party's prior written approval, to bind or commit the other Party in any way.

This agreement constitutes the entire agreement between the parties relating to its subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. This agreement may be amended or modified only by mutual agreement of authorized representatives of the Parties in writing.

Merchant may not assign or transfer its rights or obligations under this Agreement, whether by operation of law or otherwise, without Groupon's prior written consent.

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT. GROUPON DOES NOT WARRANT OR GUARANTEE THAT THE SERVICES OFFERED ON OR THROUGH THE WEBSITE SHALL BE UNINTERRUPTED OR ERROR-FREE, THAT THE VOUCHERS WILL BE ERROR-FREE OR THAT ANY ERRORS, OMISSIONS OR MISPLACEMENTS IN THE VOUCHER WILL BE CORRECTED, OR THAT VOUCHERS WILL RESULT IN ANY REVENUE OR PROFIT FOR MERCHANT.

This Agreement shall be governed by the laws of the State of Delaware, without giving effect to any principles that may provide for the application of the laws of another jurisdiction. Any disputes, controversies, or claims in connection with or arising out of this Agreement, its negotiation, breach, existence, validity or termination, shall be referred to and finally determined by arbitration in Chicago, Illinois before a single arbitrator who is a member of the American Arbitration Association, from which arbitration there shall be no appeal. Such arbitration shall be held in Chicago, Illinois, in accordance with the Commercial Rules of the American Arbitration Association, with the governing law to be that of the State of the defendant and the laws of the United States applicable therein. The award rendered by the arbitrator shall be final and binding on all parties, and judgment upon the reward rendered by the arbitrator may be entered in any court of competent jurisdiction.

Thank you,
www.groupon.com

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  Exhibit A